CARTER LEDYARD & MILBURN LLP

Counselors at Law

Victoria A. Rudtke
Legal Assistant

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E-mail: rudtke@clm.com

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Tel (212) 732-3200
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06013128

May 2, 2006

VIA FEDEX

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, D.C. 20549

Re: Diamyd Medical AB
File No. 82-34956
<u>Document Furnished Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB dated May 2, 2006.

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Victoria A. Rudtke

VAR:var
Enclosure

cc: Johannes Falk

dlw 5/5

6073170.1

File No. 82-34956
Furnished pursuant to Rule 12g3-2(b)

Diamyd prepares for a Phase III clinical trial in USA

Stockholm, Sweden – 2 May 2006 – Diamyd Medical AB (OMXS: DIAMB, OTCBB: DMYDY) is an expanding biotechnology company with its base in Stockholm, Sweden and Pittsburgh, USA. The Company is focused on development of therapeutic agents for treatment of diabetes and its complications such as pain and neuropathy through use of a patented nerve targeting delivery system. The results of a double-blind Phase II clinical trial encompassing 70 children and juveniles with Type 1 diabetes will be presented in August 2006. In anticipation of a positive outcome Diamyd is now preparing for conduct of a Phase III clinical trial either alone or together with a partner.

Results from Diamyd Medical's ongoing clinical trials in both autoimmune Type 1 and Type 2 diabetes with the therapeutic candidate Diamyd™ are ever closer. In August of this year the results of a double-blind Phase II clinical trial encompassing 70 children and juveniles with Type 1 diabetes will be presented. "Despite great optimism we cannot predict the clinical result until the code for the double-blind trial is broken in August" says Anders Essen-Möller, CEO of Diamyd Medical. "This is the first time that the diabetes vaccine is tested in Type 1 diabetes patients and thus the results are especially exciting. In June 2007 we expect the results from our study of 160 patients with autoimmune Type 2 diabetes. For this patient group we already have positive results from a first Phase II clinical trial which was a dose-escalation study encompassing 47 patients."

If the results in August are positive Diamyd Medical plans to conduct a Phase III clinical trial in the USA either alone or in concert with a third party. Discussions are currently underway with CROs regarding conduct of such a study and clinics are being contacted. Production of the Diamyd vaccine for a Phase III clinical trial has been awarded to Protein Sciences, Meriden, CT, and the Company intends to submit a PreIND-package to the FDA during the summer. At the same time the clinical operations in Sweden will be scaled down as patients for all clinical trials are fully recruited and all patients have been treated." As our next major phase of clinical testing is planned for the USA it is natural for a virtual Company such as ours to recruit clinical expertise and resources to the US. For that reason, our Medical Director will leave the Company having completed her mission in Sweden," says Essen-Möller. "At the same time we will strengthen our personnel by recruiting business development specialists here in Stockholm."

Diamyd Medical will present their operations within both diabetes and its complications during Analysdagen, Operaterrassen, in Stockholm on June 1st. The presentation will even be broadcast via the Internet.

For further information, please contact:

Diamyd Medical
Anders Essen-Möller, CEO
Tel: +46 (0) 8-545 654 28
Email: anders.essen-moller@diamyd.com
www.diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Org. nr. 556530-1420.